Exhibit 99.2

June 13, 2023

Stratasys Ltd.

2 Holtzman Street, Science Park, P.O. Box 2496

Rehovot 76124, Israel

Attention: The Board of Directors of Stratasys Ltd.; Mr. Dov Ofer, Chairman of the Board of Directors; Mr. Yoav Zeif, CEO.

Via Courier and E-mail: yoav.zeif@stratasys.com; dov.ofer@yahoo.com.

Re:	Extraordinary General Meeting – Section 63(b)(2) of the Companies Law Demand

The undersigned, Nano Dimension Ltd. (“Nano” or “we” or the “Proposing Shareholder”), write to you as follows:

1.	As of the date hereof, Nano holds 9,695,115 ordinary shares, nominal value NIS 0.01 per share (“Ordinary Shares” or “Shares”) of Stratasys Ltd. (the “Company” or “you”). A confirmation of Nano’s ownership of the Shares is attached hereto as Exhibit A-1. The name, address, telephone number, fax number and email address of Nano are set forth in Exhibit A-2 hereto.

2.	Based on the above and the information appearing in the solicitation / recommendation statement submitted by the Company to the U.S. Securities and Exchange Commission (the “SEC”) on May 30, 2023, Nano holds approximately 14.1% of the voting rights of the Company as of May 24, 2023.

3.	Pursuant to Section 63(b)(2) of the Companies Law, 5759-1999 (the “Companies Law”), and pursuant to article 54 to the Company’s Amended and Restated Articles of Association (the “Articles”), we hereby demand that the Company’s board of directors (the “Board”) call an Extraordinary General Meeting of the Shareholders of the Company, immediately, and no later than August 8, 2023, and hold it no later than 35 days after the calling of such meeting, as required by the Companies Law (including any adjournments thereof, the “Meeting”; and the date and time of the Meeting, the “Meeting Date”).

4.	The agenda of the Meeting shall include resolutions as follows: (i) to dismiss seven (7) of the current members of the Board and to appoint in their stead seven (7) director nominees as proposed by Nano (the “Director Nominees”); and (ii) to approve the entry into indemnification and exculpation agreements and provide liability insurance coverage to the Director Nominees as currently provided to the current directors of the Company, all as specifically detailed in Exhibit B attached hereto (the “Proposed Resolutions”). For the sake of clarity, we hereby represent that we intend to appear in person or by proxy at the Meeting.

5.	The requisite majority for approval of each of the Proposed Resolutions is the majority of voting power present and voting at the Meeting, in person or by proxy.

6.	The quorum required for the Meeting is as set forth in Article 57 of the Company’s Articles of Association. Consistent with Article 57 and the Company’s past practice, if within half an hour from the Meeting Date such quorum is not present, the adjourned Meeting shall be adjourned to the same day, in the following week, at the same hour and at the same place.

2 Ilan Ramon, Ness Ziona 7403635, Israel

Tel. +972-073-7509142

7.	Declarations of the Director Nominees as required under the Companies Law are attached hereto as Exhibit C. In addition, and beyond the requirements of the Companies Law and the Articles, we hereby (i) attach as Exhibit D, director’s questionnaires pertaining to the Director Nominees’ qualifications and information with respect to the U.S. federal securities laws and Nasdaq corporate governance requirements, and the Director Nominees consents; (ii) attach as Exhibit E a declaration of each Director Nominee regarding all arrangements or relations or understandings between Nano and the Director Nominee; and (iii) attach as Exhibit F a declaration by the Proposing Shareholder on any Derivative Transactions (as defined in the Articles) during the previous twelve (12) month period.

8.	The Company shall not make any changes, edits or additions to the Proposed Resolutions and they shall be brought to the approval of the shareholders “as is” (including, without limitation, in the order thereof detailed in Exhibit B). Any such deviation shall be in violation of the Companies Law and the regulations promulgated thereunder.

9.	In support of the Proposed Resolutions, a position statement is attached hereto as Exhibit G (the “Position Statement”). The Company shall not make any changes, edits or additions to the Position Statement and it shall be sent to the shareholders “as is”. Any such deviation shall be in violation of the Companies Law and the regulations promulgated thereunder. For the reasons set forth in the Position Statement, we believe that the Proposed Resolutions are in the best interests of the Company and its shareholders.

10.	We confirm that all of the information that is required under the Companies Law and any other applicable law and stock exchange rules and regulations to be provided to the Company in connection with the Proposed Resolutions, if any, has been provided to the Company.

11.	If the Company believe there are any missing details or documents which are required under the Companies law or the Articles, the Company is requested to send its request at least seven (7) days before the last date to file a proxy statement, as determined in section 63(c) of the Companies Law.

12.	We demand that a Report of Foreign Private Issuer on Form 6-K pertaining to our request that you convene the Meeting will be furnished immediately to the SEC. Kindly note that according to procedure הפ (ת”א) 62111-11-20, the Company’s board has no discretion in the decision to convene a shareholders’ meeting due to a shareholder demand. If the Company will not fulfil our demand, we will be obligated to request the court to convene a general meeting as is our right.

13.	We also demand that you provide us with drafts of the notice and proxy statement, form of proxy card and form of voting instruction card for the Meeting that you intend to submit to the SEC for our review and comment in ample time before you submit the same to the SEC, and, in any event, at least five (5) business days prior thereto.

14.	We hereby further demand that until the time of the Meeting, the Company will not take any action not in the ordinary course of business.

15.	This letter is sent without prejudice and shall not be construed to prejudice any of our claims, rights, arguments, demands, grounds and/or remedies under any contract, the Articles and/or any law.

Sincerely,

Nano Dimension Ltd.

By:	/s/ Yael Sandler
Name:	Yael Sandler,
Title:	Chief Financial Officer of Nano

2 Ilan Ramon, Ness Ziona 7403635, Israel

Tel. +972-073-7509142

Exhibit A-1

Confirmation Of Ownership

[omitted]

Exhibit A-2

Details On Nano And Nano Management

Nano Dimension Ltd. is an Israeli resident public company incorporated in Israel.

The address of Nano’s registered office is: 2 Ilan Ramon St., Ness Ziona, Israel.

Nano engages in advance additive manufacturing (also known as “3D”) solutions. Since August 25, 2014, the Company has devoted substantially all of its financial resources to develop its products and has financed its operations primarily through the issuance of equity securities. Since March 2016 ,Nano’s American Depositary Shares (“ADSs”) have been listed and traded trading on the Nasdaq Capital Market (“Nasdaq”). The ordinary shares of Nano were traded on the Tel Aviv Stock Exchange (“TASE”). On May 20, 2020, Nano voluntarily delisted its ordinary shares from the TASE.

Nano’s telephone number is: 073-7509142.

Nano’s Fax number is: 036844998.

Nano’s email address is: ir@nano-di.com.

List of Nano’s management:

As of the date hereof, Nano has no controlling shareholder.

Name	Position
Yoav Stern	Chief Executive Officer, Chairman of the Board of Directors
Amit Dror	Customer Success Officer, Director
Hanan Gino	Chief Product Officer and Head of Strategic M&A
Zivi Nedivi	President
Tomer Pinchas	Chief Operating Officer
Yael Sandler	Chief Financial Officer
Nick Geddes	Chief Technology Officer
Zvi Peled	President of EMEA
Simon Anthony-Fried	Director
Channa (Hanny) Caspi	Independent Director
Oded Gera	Independent Director
Roni Kleinfeld	Independent Director
J. Christopher Moran	Independent Director
Yoav Nissan-Cohen	Independent Director
Igal Rotem	Independent Director

Exhibit B

PROPOSED RESOLUTIONS

PROPOSAL 1

To dismiss Certain OF THE COMPANY’S DIRECTORS FROM OFFICE AND TO APPOINT NEW DIRECTORS IN EACH OF THEIR PLACE, AND to approve THEIR COMPENSATION

The Articles of Association (the “Articles”) of Stratasys Ltd. (the “Company”) provide that the Company shall have at least seven(7) and not more than eleven (11) directors.

The Company’s board of directors (the “Board”) currently consists of eight (8) directors.

In accordance with Article 80 of the Articles and under Section 63(b)(2) of the Israeli Companies Law, 5759-1999 (the “Companies Law”), we propose to dismiss the following members of the Board from office effective immediately: Mr. Dov Ofer; Mr. John J. McEleney; Ms. Ziva Patir; Mr. David Reis; Mr. Michael Schoellhorn; Mr. Yair Seroussi and Ms. Adina Shorr (the “Dismissed Directors”), and, to appoint the following seven (7) new directors to replace the Dismissed Directors as specified below, each to serve until the Company’s next general annual meeting of shareholders: Mr. Zeev Holtzman; Mr. Zivi Nedivi; Mr. Hanan Gino; Mr. Tomer Pinchas; Mr. Nick Geddes; Ms. Yael Sandler and Mr. Yoav Stern (the “New Director Nominees”).

The following New Director Nominees have declared their ability to be appointed as independent directors: Mr. Zeev Holtzman, Mr. Zivi Nedivi, Mr. Hanan Gino, Mr. Tomer Pinchas, Mr. Nick Geddes, Ms. Yael Sandler and Mr. Yoav Stern.

The New Director Nominees, whose professional backgrounds are provided below, have each advised the Company that they are willing, able and ready to serve as directors if appointed. Additionally, in accordance with the Companies Law, each of the New Director Nominees has certified to the Company that they meet all the requirements of the Companies Law for appointment as a director of a public company, they possess the necessary qualifications and have sufficient time to fulfill their duties as directors of the Company, taking into account the size and needs of the Company.

If appointed to replace each of the Dismissed Directors and subject to the approval of proposal 2 of this Proxy Statement, each of the New Director Nominees, will benefit from the indemnification and exculpation agreement, substantially in the form of those that the Company previously entered into with the Company’s members of the Board, as well as from the Company’s directors’ and officers’ liability insurance policy, as in effect from time to time.

Set forth below is biographical information regarding the background and experience of each of the New Director Nominees:

Zeev Holtzman, Independent Director Nominee

Mr. Zeev Holtzman Mr. Holtzman founded Giza Venture Capital in 1992 following 20 years in the financial advisory, private equity and investment banking sectors in the U.S and Israel. Since then, he has served as Giza Venture Capital funds’ Chairman of the Investment Committee and Managing Partner, focusing on strategy, capital raising, deal sourcing, exits from portfolio companies and Giza’s global activities. Mr. Holtzman is also the Founder and Chairman of IVC Research Center, the premier online Israeli research and data base firm covering the Israeli hi tech, technology, venture capital industry. Mr. Holtzman is also a board member and supporter of Tmura, the Israeli venture capital industry’s main philanthropic organization, since its inception, and a member of the Executive Committee of the Israel Museum of Art Israeli Friends Association. Mr. Holtzman served as a director in Stratasys Ltd. From August 2020 to November 2021. Mr. Holtzman served and continues to serve as a board member of portfolio companies of Giza Venture Capital funds. Mr. Holtzman has also served in several other prominent positions, including: Chairman of the Supreme Investment Committee of the Technion - Israel Institute of Technology- endowment fund; co- founder of the Israel Venture Capital Association, known today as HTIA; and representation of Alex Brown and CS First Boston in their Israeli activities. Mr. Holtzman holds an MBA from Columbia University and a BA in economics and History of the Muslim Countries from the Hebrew University of Jerusalem. Mr. Holtzman is ex-founder and CEO of the leading merchant bank and later a leading VC fund in Israel.

Zivi Nedivi, Independent Director Nominee

Mr. Zivi Nedivi has served as President of Nano Dimension Ltd. since April 2021. Mr. Nedivi has been the chief executive officer of several technology companies, including Cyalume Technologies Inc., a world leader in chemical-lighting solutions that manufactures chemiluminescent ammunition and infra-red devices used by U.S. and NATO military forces as well as law enforcement agencies. He was also the chief operating officer of Lumenis Ltd., a developer of innovative energy-based technologies. From 1990 to 2005, he was the chief executive officer of Kellstrom Industries, Inc., an advanced data management company. A graduate of the Israel Air Force Academy, he was a F-15 fighter pilot for seven years and held the rank of major. Mr. Nedivi is an ex-Founder and CEO of public companies in sizes of up to hundreds of millions $$ in revenue, as well as an ex-CEO of a currency algorithm led investment fund in NYC

Hanan Gino, Independent Director Nominee

Mr. Hanan Gino has served as Chief Product Officer and Head of Strategic M&A of Nano Dimension Ltd. since April 2021. Mr. Gino has been a leading senior executive in leading international technology corporations. From February 2013 to June 2016, he was the President of Verint Systems Inc. (Nasdaq: VRNT) global Security Intelligence business. Mr. Gino was the chief executive of Verint Systems Ltd. from April 2018 to May 2021. Prior to joining Verint, he spent 23 years at Orbotech Ltd. (Nasdaq: KLAC), a global technology company whose products are used in consumer and industrial electronics and adjacent industries. From 2006 to 2010, Mr. Gino was the president of the PCB division of Orbotech. Mr. Gino is ex-CEO of a $500 million cyber security company and ex-head of all commercial divisions of a $800 million PCB inspection equipment company.

Tomer Pinchas, Independent Director Nominee

Mr. Tomer Pinchas has served as Chief Operating Officer of Nano Dimension Ltd. since October 2022. Mr. Pinchas brings 18 years of global experience in finance, M&A and operations management. He recently served as a Chief Financial Officer at Kryon Systems Ltd. from March 2018 to August 2022, a global company that offers intelligence robotic process automation for enterprises digital transformation solution, responsible for all financial management, legal and revenue operations functions. Prior to joining Kryon Systems Ltd., Mr. Pinchas served as a Chief Financial Officer at myThings Inc. from July 2016 to March 2018, a personalized retargeting company providing advertisers with display advertisements in real time. Previously, Mr. Pinchas served as a Chief Financial Officer at DVTel, Inc. from 2007 to 2016, a developer of IP video surveillance solutions, where he led the due diligence, negotiation and acquisition of DVTel, Inc. by FLIR Systems Inc. Mr. Pinchas’ experience also includes working at top public accounting firms, including PwC in New York City from 2005 to 2006. Mr. Pinchas is a graduate of the General Management Program at Harvard Business School and holds a B.A in Accounting and Finance from the College of Management. Mr. Pinchas is an ex-CFO/COO of leading high tech companies in Israel and the United States, and an ex- Senior Auditor at PricewaterhouseCoopers.

Nick Geddes, Independent Director Nominee

Mr. Nick Geddes has served as Chief Technology Officer of Nano Dimension Ltd. since July 2022. Mr. Geddes co-founded GIS in 2006 and served as GIS’s Chief Operating Officer and Chief Technology Officer from 2006 through 2021. Mr. Geddes has remained deeply involved in both the technical and commercial areas of GIS, driving innovative solutions from conception through to product. Prior to GIS, Nick worked as inkjet consultant, and for six years at USB Investment Bank as a Director in Debt Capital Markets. Nick has a Master’s degree from Cambridge University in Computer Science. Mr. Geddes is an ex-founder and CEO of an ink electronics systems company.

Yael Sandler, Independent Director Nominee

Ms. Yael Sandler has served as Chief Financial Officer of a billion-dollar company Nano Dimension Ltd. since June 2015. From 2014 until 2015, Ms. Sandler served as the Group Controller of RealMatch Ltd. From 2011 through December 2014, Ms. Sandler held various positions at Somekh-Chaikin (KPMG Israel), where she gained valuable experience working with public companies and companies pursuing initial public offerings. Ms. Sandler completed the professional course of the Israeli Navy in 2005 and served as a submarine simulator instructor and commander until 2007. Ms. Sandler is a Certified Public Accountant in Israel. Ms. Sandler earned a B.A. with honors in Accounting and Economics from the Hebrew University of Jerusalem and a M.B.T. with honors from the College of Management in Rishon LeZion.

Yoav Stern, Independent Director Nominee

Mr. Yoav Stern has served as Chief Executive Officer of Nano Dimension Ltd. since January 2020. Mr. Stern has served as Nano Dimension Ltd. Chairman of the board of directors since May 2021. Mr. Stern has been an investor, chief executive officer and/or chairman of hi-tech companies. Mr. Stern has led companies in the fields of software and IT, video surveillance, audio and voice over IP, semiconductors equipment, fiber optics, defense-technologies, communication solutions, aerospace, and homeland security. Mr. Stern spent most of his business career in the United States, running both public and private companies with global operations including in United Kingdom, Germany, Australia, India and Singapore. Since 1997, Mr. Stern has also served as the Co-Chairman of Bogen Communication International and Bogen Corporation, and prior to joining Nano Dimension, from 2011 to 2016, Mr. Stern was the president and chief executive officer of DVTEL Inc., headquartered in New Jersey, USA. Mr. Stern has a B.Sc. in Mathematics and Computer Science, a Diploma in Automation and Mechanical Engineering and an M.A. in International Relations from New York University. Mr. Stern is a graduate of the Israeli Air Force Academy and served as an F-15 Pilot and D. Squadron Commander, as well as the Commander of the Combat Operational Training Unit of the Israeli Air Force. Mr. Stern is ex-CEO/President/Chairman of 5 public high tech companies in the United States and 3 public and private high tech companies outside the United States.

It is recommended to adopt the following resolutions:

“RESOLVED, to dismiss Mr. Dov Ofer from the Board effective immediately and to appoint Mr. Zivi Nedivi in his place to serve until the next general annual meeting of shareholders, and to approve his compensation as set forth in the Proxy Statement.”

“RESOLVED, to dismiss Mr. John J. McEleney from the Board effective immediately and to appoint Mr. Zeev Holtzman in his place to serve until the next general annual meeting of shareholders, and to approve his compensation as set forth in the Proxy Statement.”

“RESOLVED, to dismiss Ms. Ziva Patir from the Board effective immediately and to appoint Mr. Hanan Gino in her place to serve until the next general annual meeting of shareholders, and to approve Mr. Gino compensation as set forth in the Proxy Statement.”

“RESOLVED, to dismiss Mr. David Reis from the Board effective immediately and to appoint Mr. Tomer Pinchas in his place to serve until the next general annual meeting of shareholders, and to approve his compensation as set forth in the Proxy Statement.”

“RESOLVED, to dismiss Mr. Yair Seroussi from the Board effective immediately and to appoint Mr. Nick Geddes in his place to serve until the next general annual meeting of shareholders, and to approve his compensation as set forth in the Proxy Statement.”

“RESOLVED, to dismiss Ms. Adina Shorr from the Board effective immediately and to appoint Ms. Yael Sandler in her place to serve until the next general annual meeting of shareholders, and to approve her compensation as set forth in the Proxy Statement.”

“RESOLVED, to dismiss Mr. Michael Schoellhorn from the Board effective immediately and to appoint Mr. Yoav Stern in his place to serve until the next general annual meeting of shareholders, and to approve his compensation as set forth in the Proxy Statement.”

“RESOLVED, any and all new directors appointed by the Board (if any) following June 13, 2023 and until the conclusion of the Meeting be, and they hereby are, removed from the Board, effective immediately.”

The approval of all resolutions under Proposal 1 requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposal (a “Simple Majority”).

PROPOSAL 2

To APprove entry into INDEMNIFICATION AND EXCULPATION AGREEMENTS AND PROVIDE LIABILITY INSURANCE COVERAGE TO ALL NEW DIRECTOR NOMINEES IN THE FORM ACCEPTABLE IN THE COMPANY AND GRANTED TO CURRENT BOARD MEMBERS OF THE COMPANY

Subject to the dismissal of the Dismissed Directors and the appointment of the New Director Nominees in their stead, we propose to approve all New Director Nominees, to benefit from the indemnification and exculpation agreement, substantially in the form of those that the Company previously entered into with the Company’s members of the Board, as well as from the Company’s directors’ and officers’ liability insurance policy, as in effect from time to time.

It is recommended to adopt the following resolutions:

“RESOLVED, to approve the entry into indemnification and exculpation agreements and provide liability insurance coverage to all New Director Nominees as currently provided to the current directors of the Company.”

The approval of proposal 2 on the agenda requires the affirmative vote of a Simple Majority (as defined above).

Exhibit C

Declarations of Director Nominees under Israeli Law

[omitted]

Exhibit D

D&O Questionnaires of Director Nominees and Further

Information on Director Nominees

[omitted]

Exhibit E

Declarations Of Directors Nominees on Arrangements

[omitted]

Exhibit F

Proposing Shareholder Declaration on No Derivative Transactions

[omitted]

Exhibit G

Position Statement

June 13, 2023

Stratasys Ltd.

2 Holtzman Street,

Science Park, P.O. Box 2496

Rehovot 76124, Israel

Attention: The Board of Directors (the “Board”)

Re: Position Statement – Extraordinary General Meeting of Stratasys Ltd.

Dear Sir/Madam,

On the date hereof, Nano Dimension Ltd. (“Nano” or “we”) sent a letter (the “Letter”) to you demanding that, as required by the Israeli Companies Law, 5759-1999 (the “Companies Law”) Stratasys Ltd. (the “Company” or “Stratasys”) call an Extraordinary General Meeting of its shareholders (the “Meeting”). We respectfully submit this position statement in connection with the items to be included on the agenda for the Meeting as stipulated in the Letter.

Based on the solicitation / recommendation statement submitted by the Company to the U.S. Securities and Exchange Commission (the “SEC”) on May 30, 2023, Nano holds approximately 14.1% of the voting rights of the Company as of May 24, 2023, as reflected in the Letter, and, acting in the best interest of the Company and its shareholders, seeks to cause the Company to convene the Meeting to allow the shareholders of the Company to vote upon resolutions designed, inter-alia, to improve the Company’s corporate governance by way of dismissing seven (7) of the current Company’s directors from office and accordingly appointing seven (7) new directors proposed by Nano to replace them. We believe this action is required in order to protect shareholders’ interests, particularly due to the following key reasons:

●	Existing Stratasys board of directors (the “Stratasys Board”) is not fulfilling its fiduciary duties and duty of care. This is demonstrated by various matters, such as:

o	Stratasys Board announced an illegal ‘poison pill’. On July 25, 2022, the Stratasys Board announced that it adopted a rights plan (the “Rights Plan”), according to which, upon a person / entity becoming an “Acquiring Person” (as defined in the Rights Plan) or otherwise merely initiating a tender offer which may result in the latter becoming an Acquiring Person, remaining shareholders (i.e., all other shareholders other than the Acquiring Person) would be entitled to exercise a right to purchase, at a de minimis price, one ordinary share of Stratasys per each Stratasys ordinary share held by them. Companies Law does not permit the adoption of such a Rights Plan by the board of directors, since any shareholder rights must be determined under the Company’s Articles of Association. Stratasys’s shareholders were not asked to approve an update to the Stratasys Articles of Association that do not contain such a provision. Rather, it specifically states that the rights attached to the shares are as prescribed therein. Nevertheless, the Stratasys Board approved the Rights Plan without securing shareholder approval and without amending its Articles of Association. Regardless, even had the Stratasys Board received the requisite shareholder approval, the Rights Plan constitutes unfair treatment between shares of the same class and ipso-facto should be void.

o	Stratasys Board outright refused to negotiate Nano’s offers presented to them by Nano to purchase Stratasys shares.

-	On March 6, 2023, Nano delivered a letter to the Stratasys Board, proposing a non-binding indicative offer, which outlined the principal terms and conditions under which we would enter into a business combination with Stratasys. Pursuant to this indicative offer, Nano sought to acquire the remaining outstanding shares that Nano did not own and intended to offer to all shareholders of Stratasys at a price per share of $18.00 to be paid in cash, an offer that reflected a 36% premium to the unaffected closing stock price as of March 1, 2023, and a 31% premium to the 60-day volume-weighted average price (VWAP) through March 1, 2023.

-	On March 22, 2023, Stratasys issued a press release announcing its review, and the Stratasys Board’s unanimous rejection, of our proposal based on its view that the proposal “substantially undervalues the Company in light of its standalone prospects and is not in the best interest of Stratasys and its shareholders” without any reasonable explanation or examination.

-	On March 29, 2023, Nano issued a press release describing the submission of our revised offer to acquire Stratasys for $19.55 per share in cash. On April 3, 2023, Nano sent a letter to the Stratasys Board, wherein Nano proposed an indicative, non-binding offer for an all-cash acquisition of the remaining shares of Stratasys not currently owned by Nano for a price of $20.05 per share.

-	On April 13, 2023, Stratasys issued a press release announcing its review, and the Stratasys Board’s unanimous rejection, of Nano’s proposal to acquire Stratasys for $20.05 per share in cash, stating that Nano’s proposed acquisition was not in the best interest of Stratasys and its shareholders. Again, without any real and authentic explanation and without any effort to negotiate the offered price.

-	On June 25, 2023, Nano launched an all cash special tender offer, not subject to any financing condition, to purchase between 38.8% and 40.8% of Stratasys’s issued and outstanding ordinary shares, at a price per share of US$18.00, reflecting a premium of 26% over the unaffected Stratasys closing price as of March 3, 2023 and a 39% premium to the 60-day VWAP as of March 3, 2023 (the “Tender Offer”).

o	Stratasys Board acted in bad faith by entering into a merger agreement that contradicts the court decision requiring a mediation process with Nano. Following a court hearing held on May 15, 2023, where Stratasys itself agreed to a mediation process with a mutually agreed mediator, on May 25, 2023, Stratasys Board entered into an agreement and plan of merger with Desktop Metal, Inc. (“DM”), and Tetris Sub, Inc. (the “Merger” and “Merger Agreement”, respectively). The Merger Agreement presents a significantly lower value to Stratasys and its shareholders for various reasons, including substantial dilution to existing shareholders of Stratasys (approximately 40% dilution of ownership), the mere election to pay the merger consideration in Stratasys shares (despite claims by Stratasys that its shares are undervalued), DM is a cash burning SPAC remnant, which destroyed over US$ 3.8 billion of shareholder value [1], and with no feasible plan of synergy.

Albeit, and despite Nano’s superior cash only offer, the Merger Agreement includes provisions in which the Stratasys Board unlawfully agreed to actively discourage any competing transactions, by various ways, such as de-facto agreeing to not provide a positive opinion over a competing transaction being superior to the Merger, refraining from facilitating, arranging or encouraging, or otherwise conducting any communication regarding any such proposal without the approval of DM, and only if Stratasys provides DM with all confidential information pertaining to such negotiation. This provision unequivocally prevents Stratasys from continuing any communications with Nano (including any ongoing mediation process) regarding the tender offer, in full contradiction to the court’s decision and although Stratasys Board was well aware, at the time of entering into the Merger Agreement, that a mediation process is already underway.

[1]	Decrease in equity value since the de-SPAC transaction in 12/10/2020.

In essence, the Stratasys Board agreed to mediation and immediately thereafter, bluntly ignoring its fiduciary duties, has contractually bound itself from doing so and from fulfilling its fiduciary duties by committing to not support any offer other than the Merger.

o	The Stratasys Board acted in bad faith by intentionally tying its hands from considering transactions more beneficial to the Company and its Shareholders, which seems to only reflect the desire for self-preservation. The Stratasys Board’s rejection of the Tender Offer within the context of the various circumstances referred to herein raises serious concerns about its motives and integrity and rather appears to prioritize self-interest and self-preservation of the Stratasys Board over the best interest of Stratasys and its shareholders. To illustrate this further, in addition to the foregoing obligations the Stratasys Board has assumed under the Merger Agreement, in order for the Stratasys Board to revise, revoke (or even adversely change) its supporting opinion concerning the Merger, even if it believes a competing offer to be a superior one, and even after permitting DM to improve its offer accordingly, Stratasys will be required to pay a substantial ‘break up fee’ of US$32,000,000 in certain circumstances of the Merger Agreement is terminated by Stratasys or DM. This omission undermines the Board’s credibility and raises doubts about their commitment to acting in the best interests of shareholders and their fiduciary duties.

It is evident that the Board’s published statement is an attempt to undermine Nano’s offer without offering valid reasons. This lack of transparency and disregard for shareholder interests raise concerns about the Board’s adherence to fair dealing and their fiduciary duties.

In addition, the Stratasys Board also seeks to fortify its position vis-à-vis its shareholders. This is demonstrated by the Stratasys Board solicitation to amend the Stratasys Articles of Association with provisions impairing the ability of shareholders to dismiss the Stratasys Board’s Chairperson, adopt certain resolutions with the consent of at least 2/3 of the directors then in office, preventing the Company’s shareholders from dismissing and appointing directors at a Special General Meeting, etc. Given the foregoing, and in light of the dubious behavior of the Stratasys Board in rejecting a more favorable offer, the members of the Stratasys Board sole desire is to maintain their positions on the Stratasys Board.

1.	Our Position on Proposal 1 - to dismiss certain Stratasys’s directors from office and to appoint new directors in each of their place, and to approve their compensation

We recommend that the Stratasys shareholders adopt the following resolutions:

“RESOLVED, to dismiss Mr. Dov Ofer from the Board effective immediately and to appoint Mr. Zivi Nedivi in his place to serve until the next general annual meeting of shareholders, and to approve his compensation as set forth in the Proxy Statement.”

“RESOLVED, to dismiss Mr. John J. McEleney from the Board effective immediately and to appoint Mr. Ze’ev Holtzman in his place to serve until the next general annual meeting of shareholders, and to approve his compensation as set forth in the Proxy Statement.”

“RESOLVED, to dismiss Ms. Ziva Patir from the Board effective immediately and to appoint Mr. Hanan Gino in her place to serve until the next general annual meeting of shareholders, and to approve Mr. Gino compensation as set forth in the Proxy Statement.”

“RESOLVED, to dismiss Mr. David Reis from the Board effective immediately and to appoint Mr. Tomer Pinchas in his place to serve until the next general annual meeting of shareholders, and to approve his compensation as set forth in the Proxy Statement.”

“RESOLVED, to dismiss Mr. Yair Seroussi from the Board effective immediately and to appoint Mr. Nick Geddes in his place to serve until the next general annual meeting of shareholders, and to approve his compensation as set forth in the Proxy Statement.”

“RESOLVED, to dismiss Ms. Adina Shorr from the Board effective immediately and to appoint Ms. Yael Sandler in her place to serve until the next general annual meeting of shareholders, and to approve her compensation as set forth in the Proxy Statement.”

“RESOLVED, to dismiss Mr. Michael Schoellhorn from the Board effective immediately and to appoint Mr. Yoav Stern in his place to serve until the next general annual meeting of shareholders, and to approve his compensation as set forth in the Proxy Statement.”

“RESOLVED, any and all new directors appointed by the Board (if any) following June 13, 2023 and until the conclusion of the Meeting be, and they hereby are, removed from the Board, effective immediately.”

2.	Our Position on Proposal 2 - to approve the entry into indemnification and exculpation agreements and provide liability insurance coverage to the director nominees in the form acceptable in the Company and granted to current Board members of the Company.

we recommend that the Stratasys shareholders to adopt the following resolution:

“RESOLVED, to approve the entry into granting indemnification and exculpation agreements and provide liability insurance coverage to the director nominees as currently provided to the current directors of the Company.”

We believe that our proposals set forth in the enclosed Letter will help effect a long-overdue change to the Stratasys Board, and importantly, help to align the Stratasys Board with shareholders’ interests to maximize value.

This Position Statement should not be construed to prejudice any of our claims, rights, arguments, demands, grounds and/or remedies under any contract, the Articles of Association and/or law.